Part III: Manner of Operations

Item 23: Market Data

a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Instinct X prices, prioritizes, and executes orders using a BBO constructed by Ocean, a third-party technology provider for Instinct X. Ocean constructs the BBO using a combination of full network redundant direct market data feeds and market data disseminated by the Securities Information Processors ("SIPs") (the "Constructed BBO"). Specifically, Instinct X uses direct market data feeds for all exchanges other than LTSE (which does not offer a direct market data feed~~), IEX, NYSE National, NYSE Chicago, MIAX Pearl Equities, and MEMX (for which it~~ <u>and for which Instinct X</u> uses the SIP). Separately, Instinct X uses full network redundant SIP feeds as a secondary source of the BBO and for the Volatile Quote Protection attribute when enabled (as discussed above in Part III, Item 7).

b.   Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒Yes ☐No